INDEPENDENT ACCOUNTANTS' REPORT
                       ----------------------------------


To the Board of Directors of
UMB Scout Bond Fund, Inc.
    and
the Securities and Exchange Commission:

RE:  UMB Scout Bond Fund, Inc.
     Form N-17f-2
     File Number 811-3558


    We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT BOND FUND, INC. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, with respect to securities of UMB SCOUT BOND FUND, INC., without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT BOND FUND, INC. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management UMB SCOUT BOND FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP

Kansas City, Missouri
March 18, 2003

                               Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies


                      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
-----------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                      Date examination completed:
    811-3558                                                December 31, 2002
-----------------------------------------------------------------------------------------------------
2. State Identification Number:
-----------------------------------------------------------------------------------------------------
AL  *            AK  02 02190        AZ  8464          AR 85-M0995-01 CA  504-5891    CO IC-91-02-933
-----------------------------------------------------------------------------------------------------
CT  214191       DE  8680            DC  60012558      FL  *          GA  SC-1504     HI  *
-----------------------------------------------------------------------------------------------------
ID  48841        IL  0149899         IN  85-0449 IC    IA  I-19076    KS 83S0000725   KY  M34790
-----------------------------------------------------------------------------------------------------
LA  83613        ME  MF-R 2-7986     MD  SM19 980019   MA  02027303   MI  935637      MN  R-28089.1
-----------------------------------------------------------------------------------------------------
MS  MF-98-01-006 MO  Q-MT-1289       MT  9201          NE  11060      NV  *           NH  *
-----------------------------------------------------------------------------------------------------
NJ  MF-0645      NM  338747          NY  S 27 53 22    NC  *          ND  U557        OH  32205
-----------------------------------------------------------------------------------------------------
OK  SE-2049028   OR  2001-1463       PA  87-08-114MF   RI  *          SC  MF11225     SD  10195
-----------------------------------------------------------------------------------------------------
N  RM02-2097     TX  C39434-003-11   UT  006-6364-13   VT  1/16/98-21 VA  2610        WA  60019819
-----------------------------------------------------------------------------------------------------
WV  MF-24125     WI  341390-03       WY  20517         PUERTO RICO
-----------------------------------------------------------------------------------------------------
Other (specify):
       *Indicates Fund is registered in state but state does not issue identification numbers
       Securities in the UMB Scout Funds Combined Prospectus included on one
       Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund,
       Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market
       Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity
       Index Fund, Energy Fund, Small Cap Fund)
----------------------------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Bond Fund, Inc.
----------------------------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
----------------------------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                -----------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
           ---------------------------------------------------------

    We, as members of management of UMB Scout Bond Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2002 and from September 30, 2002 through December 31, 2002.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 and from September 30, 2002 through December 31, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT BOND FUND, INC.


By  /s/Larry Schmidt
    ----------------------------------------
    Larry Schmidt, Senior Vice President